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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

THE STEPHAN CO.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
858603103
(CUSIP Number)
Jeffrey Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	858603103

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		488,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		488,900

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

488,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 8 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on November 3, 2003 (the “Schedule 13D”), as amended November 12, 2003, November 25, 2003, December 4, 2003, March 3, 2004, April 9, 2004, June 4, 2004, and June 15, 2004 with respect to shares of Common Stock, $.01 par value (“Common Stock”), of The Stephan Co., a Florida corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety as follows:
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $2,029,678 to acquire 488,900 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.
5. Interest in Securities of the Issuer
The 488,900 shares of the Common Stock owned by the Reporting Person constitute 11.1% of the outstanding Common Stock of the Issuer.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration
05/25/07	900	3.75	3,375
05/29/07	3,700	3.75	13,875
05/30/07	8,000	3.75	30,000
06/01/07	600	3.755	2,253
06/07/07	4,900	3.7696	18,471.04
06/11/07	1,100	3.72	4,092
06/15/07	1,700	3.7376	6,353.92
07/20/07	16,000	3.75	60,000
07/23/07	100	3.75	375
07/24/07	1,400	3.77	5,278

	38,400		$144,072.96

The Common Stock was purchased by three different entities controlled by the Reporting Person, including the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 25, 2007	/s/ Richard L. Scott
Richard L. Scott